

December 11, 2014

Shane Daly
Vice President and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

>   **Re:**   **AXA Equitable Life Insurance Company**
>   **Amendment No. 1 to Registration Statement on**
>   **Form S-3**
>   **Filed November 24, 2014**
>   **File No. 333-197931**

Dear Mr. Daly:

We have reviewed your amended registration statement and response letter, each filed on November 24, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Throughout the filing you state that the return of the Purchase Payments and any accrued interest on such Purchase Payments is "guaranteed by AXA Equitable." However, it appears that such payments are direct obligations of AXA Equitable under the terms of the funding agreement. Please revise your disclosure to clarify that such payments are direct obligations of AXA Equitable, rather than obligations "guaranteed" by AXA Equitable.

2. Please clearly disclose on the cover page the impact of a market value adjustment on the repayment of the principal amount of the funding agreement (i.e., that the principal amount may be reduced).

3. In discussing the "funding agreement," please make clear that this is a contractual obligation that the buyer and seller have entered into with AXA Equitable and then describe how the contractual arrangement works.

4. Throughout the prospectus, you indicate that the Crediting Rate may be adjusted downward to 0.00%. Please clearly state on the cover page that the Company may not credit any interest under the Contract after the first Crediting Rate adjustment occurs.

2. Risk Factors, page 5

Crediting Rate Adjustments, page 5

5. Please disclose that crediting rate adjustments will be made on a going forward basis. Please also clarify that crediting rate earnings are cumulative and earned on the then-current credit rate, even if the crediting rate is subsequently adjusted downward.

No Right to Investment Experience of the Separate Account, page 5

6. You disclose that neither Buyer nor Seller bear the risk of loss if the Separate Account investment returns are lower than the Crediting Rate. Please caveat this disclosure to clarify that Buyers and Sellers may, however, bear some risk as it relates to expected Crediting Rate as a result of the Pooled Rate Adjustment. Moreover, please tell us with a view towards disclosure the risk of loss to Buyers and Sellers if there are not sufficient funds in the separate account and AXA Equitable becomes insolvent. It appears that in such case Buyers and Sellers would bear the risk of loss.

3. Contract features
The Separate Account, page 7

7. Please expand your discussion of the Separate Account to provide further description of the relative relationship between the general account and the Separate Account including the allocation and flow of funds between the general account and the Separate Account upon initiation of the Contract and deposit of Purchase Payments, payment of claims against the Contract, disbursement at maturity of the Contract and upon a potential insolvency of AXA Equitable during the life of the Contract.

8. Since the negative performance of assets held in the Separate Account may result in a Pooled Rate Adjustment, please expand your disclosure to indicate the type and quality of investments in which you anticipate proceeds of the Contracts held in the Separate Account to be invested.

<u>4. Return of principal and the crediting rate</u>
<u>Crediting rate adjustments due to a pooled rate adjustment, page 8</u>

9. Please revise your disclosure to more clearly specify any limitations on your ability to declare a Pooled Rate Adjustment. While you have provided helpful examples of when you may declare such an adjustment, it remains unclear as to how much discretion you will have in making such a determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Christina De Rosa at (202) 551-3577, Karen Ubell, Special Counsel in the Office of Capital Markets Trends, at (202) 551-3873, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Christopher E. Palmer, Esq.
        Goodwin Procter LLP